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                    VOCALTEC ANNOUNCES THIRD QUARTER RESULTS


FORT LEE, N.J. - October 29, 2003 - VocalTec Communications Ltd. (Nasdaq: VOCL), a leading telecom equipment provider offering packet voice solutions for carriers and service providers, today reported results for the third quarter ended September 30, 2003.

Revenues for the third quarter of 2003 were $3.2 million compared with $6.0 million in the second quarter of 2003 and $3.0 million in the third quarter of 2002. The net loss in the third quarter was $3.1 million, or $0.26 per share, compared with $972,000, or $0.08 per share, in the second quarter of 2003 and $8.9 million, or $0.73 per share in the third quarter of 2002 (including restructuring costs of $2.7 million or $0.22 per share and inventory write off of $0.9 million or $0.70 per share).

Commenting on the quarter, Elon Ganor, chairman and CEO of VocalTec, said, "As we explained in our recent update release and conference call, we are continuing to help our key customers expand and enhance their networks. In response to the pace of change in the overall international long distance market, we have made a strategic decision to concentrate more of our resources on pursuing new customer opportunities with our Essentra[TRADEMARK] SIP-based softswitch platform. Since the order size is generally larger and the sales cycle longer for Essentra than for our low-density products, we expect this shift to result in revenues below the breakeven point for at least two quarters. We have received a very favorable reaction to the Essentra architecture, including feedback that indicates our approach has advantages over other solutions on the market. We believe we have a very attractive product offering, and we intend to remain extremely focused in order to make this transition period as short as possible."

During the third quarter of 2003, gross margins declined to 42 percent from 60 percent in the second quarter due to several factors including pricing pressure, unfavorable mix, and lower revenue in relation to fixed costs. Operating expenses of $4.6 million were about the same as in the second quarter of 2003 when they were $4.5 million.

Hugo Goldman, VocalTec's chief financial officer, said, "The small increase in operating expenses was related to specific customer projects. We are continuing our aggressive cost control and working capital management to conserve our cash resources during this transition period. Our cash, cash equivalents, and short term investments totaled $14.6 million at the end of the third quarter."


About VocalTec

VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an

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innovator and provider of packetized  telephony  solutions since 1995,  VocalTec offers a highly evolved revenue-generating product line to the market. With a customer base including the China Telecom PTAs, Deutsche Telekom, Marconi Portugal, Communication Authority of Thailand (CAT), and Data Access India, our multi-service solutions are commercially deployed in more than 130 countries.

VocalTec's field-proven solutions support network packet tandem services including international and national long distance calling, exchange carrier services and rural telephony, as well as global hosted services including VoIP VPN, IP Centrex/Hosted IP PBX, conferencing, global call center and calling card services. Essentra[TRADEMARK] is a carrier-grade, SIP-based softswitch architecture that integrates the benefits of SIP, MGCP, MEGACO/H.248 and H.323 technologies with complete PSTN/SS7 connectivity.

Learn more about our products and solutions at www.vocaltec.com.

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, market growth predictions, competitive products, market share analyses, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

For more information please contact:

Carmen Deville
Public and Investor Relations Manager
VocalTec Communications, Ltd.
Tel: (US) 201-228-7000 x 6208
(Israel) +972-9-9707885
carmen@vocaltec.com

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                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
      All data in thousands of U.S. dollars except per-share and share data

                                     Three months ended     Nine months ended
                                        September 30           September 30
                                     ------------------     ------------------
                                        2003      2002      2003         2002
                                    --------  --------  --------     --------
                                          Unaudited             Unaudited
Sales
   Products                            2,545     2,283    13,205       11,599
   Services                              628       750     2,131        1,564
                                    --------  --------  --------     --------
                                       3,173     3,033    15,336       13,163
                                    --------  --------  --------     --------

Cost of Sales
   Products                            1,485     1,283     6,297        5,193
   Services                              367       165       885          486
                                    --------  --------  --------     --------
                                       1,852     1,448     7,182        5,679
Inventory write off                        -       870         -          870
                                    --------  --------  --------     --------
                                       1,852     2,318     7,182        6,549
                                    --------  --------  --------     --------
       Gross Profit                    1,321       715     8,154        6,614
                                    --------  --------  --------     --------

Operating Expenses:

Research and
  development costs, net               1,107     1,796     3,201        5,111
Marketing and selling                  2,603     4,297     7,715       13,998
General and administrative               938     1,155     2,701        3,607
Restructuring costs                        -     2,703         -        2,703
                                    --------  --------  --------     --------
      Total Operating Expenses         4,648     9,951    13,617       25,419
                                    --------  --------  --------     --------

       Operating loss                 (3,327)   (9,236)   (5,463)     (18,805)
                                    --------  --------  --------     --------

Other income, net                         72       346       128        2,435
Financing income (Expense), net          175        36         8          468
                                    --------  --------  --------     --------

Loss from continuing operations
  before tax benefit (income tax)     (3,080)   (8,854)   (5,327)     (15,902)
Tax benefit (income tax)                 (61)      (21)      (80)       3,662
                                    --------  --------  --------     --------
Loss from continuing operations
   after tax benefits
   (Income taxes)                     (3,141)   (8,875)   (5,407)     (12,240)

Discontinued Operations :
  Loss from operations of
  discontinued segment                     -         -         -         (588)
  Loss on disposal of segment              -         -         -       (1,786)

                                    --------  --------  --------     --------
     Net Loss                         (3,141)   (8,875)   (5,407)     (14,614)
                                    ========  ========  ========     ========
Basic and diluted net loss
  per ordinary share:
  Loss from continuing operations      (0.26)    (0.73)    (0.44)       (1.01)
  Loss from discontinued
    operations                             -         -         -        (0.20)
                                    --------  --------  --------     --------
     Basic and diluted net loss        (0.26)    (0.73)    (0.44)       (1.21)
                                    ========  ========  ========     ========

Weighted average number of
 ordinary shares used in computing
 loss per share amounts
 (in thousands):                      12,267    12,127    12,190       12,127
                                    ========  ========  ========     ========




                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. dollars)


                                           September 30           December 31
                                               2003                  2002
                                           ------------          ------------
                                            Unaudited               Audited

Current Assets
  Cash, cash equivalents and short term
  Investments                                    14,644                17,736
  Trade receivables, net                          1,060                   744
    Other receivables                               976                 2,035
    Inventories                                   2,092                 4,086
                                           ------------          ------------
         Total Current Assets                    18,772                24,601
                                           ------------          ------------

Severance pay funds                               1,972                 1,431
                                           ------------          ------------
Equipment, Net                                    1,732                 2,475
                                           ------------          ------------

Total Assets                                     22,476                28,507
                                           ============          ============

Current Liabilities
  Trade payables                                  2,628                 2,814
    Other payable and accrued expenses            4,203                 5,996
    Deferred revenues                             1,897                 1,086
                                           ------------          ------------
                                                  8,728                 9,896
                                           ------------          ------------

Long Term Liabilities
   Accrued severance pay                          2,898                 2,617
                                           ------------          ------------
                                                  2,898                 2,617
                                           ------------          ------------

       Total Liabilities                         11,626                12,513
                                           ------------          ------------

Shareholders' Equity
   Share capital
    Ordinary shares of NIS 0.01 par value:
        Authorized - 30,000,000 shares;
        Issued and outstanding - 12,307,491
        shares as of September 30, 2003 and
        12,127,058 shares as of December 31,
         2002                                        36                    36
   Additional paid-in capital                    97,278                97,015
   Accumulated deficit                          (86,464)              (81,057)
                                           ------------          ------------
           Total Shareholders' Equity            10,850                15,994
                                           ------------          ------------

Total liabilities and shareholders' equity       22,476                28,507
                                           ============          ============